FIRST BANKERS' BANC SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2019

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
First Bankers' Banc Securities, Inc. (the "Company") is primarily engaged in the business of buying and selling fixed income securities for financial institutions located in the Midwestern United States of America. The Company is subject to competition from other broker-dealers. The Company is registered with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934.

The Company is a wholly-owned subsidiary of Bankers' Banc Investment Services, LLC (the "Parent").

Use of Estimates
The preparation of Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables
Receivables are stated at the amounts billed to clients and are ordinarily due when invoiced. The Company's policy is to not accrue interest on accounts receivable. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client. The Company does not maintain an allowance for uncollectible receivables as management believes the amount required for such an allowance would not be material to the Statement of Financial Condition.

Concentration of Risk
Throughout the year the Company clears trades for a local broker. This is a normal and recurring activity that is reconciled monthly. At year end, approximately 18.4% of the Company's accounts receivable balance was from this broker.

Goodwill
Goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment.

During the fourth quarter of 2019 an internal qualitative evaluation was performed and management determined that no impairment exists as of the date of these Statement of Financial Condition. The table below details the cumulative impairment losses.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (Continued)

Goodwill, Gross - December 31, 2019	$	6,630,768
Cumulative Impairment Losses		(830,768)
Goodwill, Net - December 31, 2019	$	5,800,000
Cumulative Impairment Losses, December 31, 2018	$	(830,768)
Impairment Loss in 2019		-
Cumulative Impairment Losses, December 31, 2019	$	(830,768)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at fair value, and securities not readily marketable are valued at fair value as determined by management. Securities owned by the Company are considered to be trading securities due to the nature of the Company's business. Any gain or loss is recorded as Principal Transactions on the Statement of Income.

The Company may sell a security that it does not own. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The company is also subject to the risk that it may be unable to reacquire a security to terminate a short position except at a price substantially in excess of the last quoted price.

Fair Value Measurements

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may remeasure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

The Company has also applied the above measurement principles for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the Statement of Financial Condition on a nonrecurring basis. The Company has no assets or liabilities measured on a nonrecurring basis as of December 31, 2019.

Revenue Recognition

Revenue from contracts with customers generally includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms, either written or verbal. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

The Company adopted FASB Update No. 2014-09, *Revenue From Contracts With Customers (Topic 606) (ASU 2014-09)* in 2018.

Fixed Assets

Fixed assets are recorded at cost and are depreciated on the straight-line method. Depreciation is provided over the estimated useful lives of the respective assets, which range from five to fifteen years for building improvements, from one to ten years for furniture and fixtures, and from one to five years for computer equipment and software.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
Income taxes are provided for the tax effects of the transactions reported in the Statement of Financial Condition and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company is included in the consolidated federal and state income tax returns of Midwest Independent Bancshares, Inc. ("MIBHC.") with Bankers' Bank Investment Services, LLC being majority-owned by MIBHC. It is not subject to federal or state income tax examinations for taxable years prior to 2016. Federal and state income taxes are calculated as if the Company filed on a separate basis.

The Company follows the provision of the accounting standards for uncertainty in income taxes. These rules establish a standard for tax benefits to meet before they can be recognized in a company's Statement of Financial Condition. The Company can recognize in Statement of Financial Condition the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on an audit based on the technical merit of the position. The Company has no material tax positions at December 31, 2019 for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for interest or penalties at December 31, 2019.

Subsequent Events In preparing these Statement of Financial Condition, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2020, the date the Statement of Financial Condition were issued.

Effective January 2, 2020, MIBHC sold a portion of their holdings in the Parent, amounting to a 7.5% share of the Parent, to Bankers' Bank of the West, which is headquartered in Denver, Colorado.

New Accounting Pronouncements
On February 25, 2016, Financial Accounting Standards Board ("FASB") released Accounting Standards Update ("ASU") No. 2016-02 (*Topic 842*). It requires that lessees record nearly all leases on the balance sheet. Lessors will see some changes too, largely made to align with the revised lessee model and the FASB's new revenue recognition guidance.

On July 30, 2018, FASB issued ASU 2018-11 *Leases (Topic 842) – Targeted improvements* that reduces costs and eases implementation of the leases standard for financial statement preparers. The ASU simplifies transition requirements and, for lessors, provides a practical expedient for the separation of non-lease components from lease components.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued)

The Company adopted guidance in accordance with FASB ASC 842, *Leases* on January 1, 2019. The Company is a lessee in several noncancelable operating leases for office space, office equipment, and vehicles. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease.

Lease Liabilities. A lease liability is initially and subsequently measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU Assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting Policy Election for Short-Term Leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued)

The Company assessed this guidance and collected relevant terms for each of its lease agreements and incorporated the changes into the Statement of Financial Condition for the fiscal year beginning January 1, 2019. There was no material impact on the results of operations or cash flows. The balances in the lease asset and liability accounts at December 31, 2019 are as follows:

Right-Of-Use Assets	$ 469,084
Lease Liabilities	470,451

NOTE 2   DEPOSIT WITH CLEARING ORGANIZATION

The Company has an agreement with a national broker-dealer to clear customer transactions on a fully disclosed basis. This agreement requires a $100,000 deposit which is maintained in cash with the broker-dealer.

NOTE 3   SECURITIES

Marketable securities owned and securities sold, not yet purchased consist primarily of state and political subdivisions debt instruments carried at fair value, as follows at December 31, 2019:

	Owned	Sold, Not Yet Purchased
U.S. Treasury Securities	$ -	$ 746,603
State and Political Subdivisions Debt Instruments	9,124,035	-
Mortgage-Backed Securities	2,291,289	1,406,582
Certificates of Deposit	865,017	-
	$ 12,280,341	$ 2,153,185

Component of Securities Sold, Not Yet Purchased:

U.S. Treasury Securities	
United States Treasury Note @ 1.50%, maturity date of 11/30/2024	$ 346,256
United States Treasury Note @ 1.625%, maturity date of 12/15/2022	400,347
	$ 746,603
Mortgage-Backed Securities	
FNMA Guaranteed Mortgage Pass Thru @ 3.00%, maturity date of 01/01/2035	$ 1,406,582

NOTE 4   FIXED ASSETS

Fixed assets consist of the following at December 31, 2019:

Building Improvements	$	89,518
Furniture and Fixtures		5,969
Computer Equipment and Software		50,397
Fixed Assets, at Cost		145,884
Less - Accumulated Depreciation		(141,051)
Fixed Assets, Net	$	4,833

NOTE 5   PAYABLE TO CLEARING ORGANIZATION

The Company clears proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker represents short-term borrowings at fluctuating rates, principally 50 basis points over the clearing broker's cost of funds rate at December 31, 2019 and is collateralized by securities owned by the Company. Amount payable to the clearing organization at December 31, 2019 was $1,649,738.

NOTE 6   INCOME TAXES

The deferred tax liability in the accompanying statement of financial condition is predominately related to the book-to-tax differences in prepaid expenses and depreciation.

The components of the deferred tax liability at December 31, 2019 are as follows:

Components of Deferred Taxes:		
Fixed Assets	$	10,528
Charitable Contributions		106
Prepaid Expenses		(53,120)
Net Deferred Tax Liability	$	(42,486)

NOTE 7   EMPLOYEE BENEFITS

The Company has a qualified, contributory profit sharing plan covering full-time employees which qualifies under section 401(k) of the Internal Revenue Code. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine.

**FIRST BANKERS' BANC SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2019**

NOTE 8   NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $100,000 or 6 2/3% ($393,529 at December 31, 2019) of aggregate indebtedness. As of December 31, 2019, the Company had net capital, as defined, of $2,300,104, which exceeded the minimum requirements of $393,529. Also, as defined by Rule 15c3-1, the percentage of aggregate indebtedness to net capital for the Company may not exceed 1500 percent. As of December 31, 2019, the percentage of aggregate indebtedness to net capital for the Company was 256.64 percent.

NOTE 9   RELATED PARTY TRANSACTIONS

Midwest Independent Bancshares, Inc. and wholly owned subsidiaries ("MIB and Subs") is the majority shareholder of the Parent and has a formal operating and services agreement whereby the parties share employees. The cost reimbursed to MIB and Subs under this agreement is calculated based on actual employee specific costs for those employees of MIB and Subs that perform services for the Company, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Company and/or specific costs paid for by MIB and Subs for the sole use by the Company. The Company reimburses MIB and Subs for these expenses on a quarterly basis, and total reimbursements for 2019 were $266,670.

An unsecured revolving line of credit agreement has been established between Midwest Independent Bancshares, Inc. and the Company for $5,000,000.   Interest is calculated at 0.25% over the daily target range for the Federal Funds Rate as set by the Federal Reserve Open Market Committee. The interest rate on this loan may change daily and will change the same day the index changes. Interest is payable monthly by the 25th calendar day of each month. This note was renewed during 2019 for an eighteen month period and now any principal balance at maturity is due in full on February 1, 2021. On December 31, 2019 the loan amount outstanding was $4,000,000.

NOTE 10   OFF-BALANCE SHEET AND CREDIT RISKS

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2019 is not expected to have a material adverse effect on the Statement of Financial Condition of the Company.

NOTE 11   FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. For additional information on how the Company measures fair value, refer to Note 1 – Summary of Significant Accounting Policies to the Statement of Financial Condition. The following table presents the balances, by category, of the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets:				
State and Political Subdivisions				
Debt Instruments	$ -	$ 9,124,035	$ -	$ 9,124,035
Mortgage-Backed Securities	-	2,291,289	-	2,291,289
Certificates of Deposit	-	865,017	-	865,017
	$ -	$ 12,280,341	$ -	$ 12,280,341
Liabilities:				
Securities Sold, Not Yet Purchased	$ 746,603	$ 1,406,582	$ -	$ 2,153,185

NOTE 12   OPERATING LEASES

The Company has obligations as a lessee for office space, office equipment, and vehicles with initial noncancelable terms in excess of one year. The Company classifies these leases as operating leases. These leases may contain renewal options for periods ranging up to five years. Because the Company is not reasonably certain to exercise any renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments as used to determine the lease liability. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's real estate taxes and operating costs, including common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2019 is as follows:

Weighted-average remaining lease term:	
Operating Leases	2.6
Weighted-average discount rate:	
Operating Leases	5.9%

NOTE 12   OPERATING LEASES (CONTINUED)

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Lease liabilities under operating leases as of December 31, 2019 are as follows:

Year	
2020	$ 222,467
2021	153,466
2022	122,160
2023	10,760
2024	605
Thereafter	-
Total Undiscounted Lease Payments	509,458
Less Interest	(39,007)
Total Lease Liabilities	$ 470,451